UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39848

Poshmark, Inc.

(Exact name of registrant as specified in its charter)

203 Redwood Shores Parkway, 8th Floor

Redwood City, California 94065

(650) 626-4771

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Manish Chandra

Chief Executive Officer

Poshmark, Inc.

203 Redwood Shores Parkway, 8th Floor

Redwood City, California 94065

(650) 626-4771

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Class A Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Poshmark, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 17, 2023	By:	/s/ Manish Chandra
	Name:	Manish Chandra
	Title:	Chief Executive Officer